Filed by Prosperity Bancshares, Inc.

pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: LegacyTexas

Financial Group, Inc.

Commission File Number: 001-34737

As previously announced, Prosperity Bancshares, Inc. hosted a conference call on July 24, 2019 at 11:30 a.m. Eastern Time (10:30 a.m. Central Time) to discuss its Second Quarter 2019 Earnings Announcement. A transcript of the conference call is included below.

[PB]—Prosperity Bancshares, Inc., Second Quarter 2019 Earnings Conference Call Wednesday, July 24, 2019, 11:30 AM Eastern

Officers

Charlotte Rasche; EVP, General Counsel

David Zalman; Chairman, CEO

Asylbek Osmonov; CFO

H.E. (Tim) Timanus, Jr.; Vice Chairman

Randy Hester; EVP, CLO

Analysts

Brady Gailey; KBW

Jennifer Demba; SunTrust

Michael Rose; Raymond James

Matt Olney; Stephens

Jon Arfstrom; RBC Capital Markets

Presentation

Operator: Good day, and welcome to the Prosperity Bancshares Second Quarter 2019 Earnings Conference Call. (Operator Instructions) After today’s presentation, there will be an opportunity to ask questions.

Please note this event is being recorded.

I would like to now turn the conference over to Charlotte Rasche. Please go ahead.

Charlotte Rasche: Thank you. Good morning, ladies and gentlemen, and welcome to Prosperity Bancshares Second Quarter 2019 Earnings Conference Call. This call is being broadcast live over the internet at prosperitybankusa.com, and will be available for replay at the same location for the next few weeks.

I’m Charlotte Rasche, Executive Vice President and General Counsel of Prosperity Bancshares. And here with me today is David Zalman, Chairman and Chief Executive Officer, H.E., Tim, Timanus, Jr., Vice Chairman, Asylbek Osmonov, Chief Financial Officer, Eddie Safady, President, Randy Hester, Chief Lending Officer, Merle Karnes, Chief Credit Officer, and Bob Dowdell, Executive Vice President.

David Zalman will lead off with a review of the highlights for the recent quarter. He will be followed by Asylbek Osmonov, who will review some of our recent financial statistics, and Tim Timanus, who will discuss our lending activities, including asset quality. Finally, we will open the call for questions. During the call, interested parties may participate live by following the instructions that will be provided by our call moderator, Jake.

Before we begin, let me make the usual disclaimers. Certain of the matters discussed in this presentation may constitute forward-looking statements for the purposes of the federal securities laws, and, as such, may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Prosperity Bancshares to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

Additional information concerning factors that could cause actual results to be materially different than those in the forward-looking statements can be found in Prosperity Bancshares’ filings with the Securities and Exchange Commission, including Forms 10-Q and 10-K and other reports and statements we have filed with the SEC. All forward-looking statements are expressly qualified in their entirety by these cautionary statements.

Now let me turn the call over to David Zalman.

David Zalman: Thank you, Charlotte. I would like to welcome and thank everyone listening to our Second Quarter 2019 Conference Call.

For the second quarter of 2019, we showed impressive returns on average tangible common equity of 14.82% annualized, and on average assets of 1.46% annualized.

Our earnings were $82.2 million in the second quarter of 2019, compared to $81.5 million for the same period in 2018, an increase of $661,000 or 80 basis points.

Our diluted earnings per share were $1.18 for the second quarter of 2019, compared to $1.17 for the same period in 2018, an increase of 90 basis points.

Our loans at June 30, 2019, were $10.587 billion, an increase of $441 million or 4.3%, compared with the $10.147 billion at June 30, 2018. Our linked quarter loans increased $173 million or 1.7%, 6.7% on an annualized basis, from $10.414 billion at March 31st, 2019.

We saw strong loan grown in the second quarter, reflecting consumer and business confidence.

Our deposits at June 30, 2019, were $16.888 billion, a decrease of $90 million or 50 basis points, compared with $16.979 billion at June 30, 2018. Our linked quarter deposits decreased $310 million or 1.8%, from $17.198 billion at March 31st, 2019. This quarterly decrease was primarily due to seasonality. Historically, our deposit balances in the second and third quarters are generally lower due to large customer income tax payments, farming customers having declining balances as their crops have been planted but not yet harvested, as well as public funds having lower balances from using their tax dollars throughout the year.

When comparing the second quarter of 2019 to the same period in 2018, our core deposits are higher, but total deposits decreased slightly, primarily due to public funds investing in higher yielding investments outside of the bank. It should be noted that when comparing quarterly average noninterest-bearing demand deposits, they increased 8.4% on an annualized basis when comparing June 30, 2019 to quarter end March 31st, 2019.

We are excited about our pending merger with LegacyTexas Financial Group, the parent company of LegacyTexas Bank. LegacyTexas Bank operates 42 locations in 19 north Texas cities in and around the Dallas-Fort Worth area. We look forward to partnering with Kevin Hanigan and the entire LegacyTexas team to build their premier Texas-based bank.

We had a number of opportunities, but believe that this strategic transaction provided the greatest opportunities for the combined organization at this time. With the addition of LegacyTexas, we will have a significant and competitive position in Texas’ two largest metropolitan areas.

Prosperity is fortunate to operate in vibrant and growing states. We continue to see employment growth and a tailwind from companies expanding in and moving to Texas and Oklahoma due to a business-friendly political climate and lower tax rates. The Texas and Oklahoma economies continue to perform well, with record low employment. Consumer confidence remains strong, as evidenced by increased credit card purchases. And businesses continue to do well, as reflected by increased sales tax rebates to most cities and small town.

We posted a 6.7% annualized increase in loans for the second quarter of 2019, also reflecting confidence from business and consumers.

Prosperity continues to focus on building core customer relationships, maintaining sound asset quality, and operating the bank in an efficient manner while investing in ever-changing technology and product distribution channels. We intend to continue to grow the company both organically and through mergers and acquisitions. We want to develop people to be the next generation of leaders, make every customer’s experience easy and enjoyable, and operate in a safe and sound manner.

I want to thank everyone involved in our company for helping to make it the success it has become. Thanks again for your support of our company.

Let me turn over our discussion to Asylbek Osmonov, our Chief Financial Officer, to discuss some of the specific financial results we achieve. Asylbek?

Asylbek Osmonov: Thank you, Mr. Zalman. Net interest income before provision for credit losses for the three months ended June 30th, 2019, was $154.8 million compared to $161.8 million for the same period in 2018, a decrease of $7 million or 4.3%. The decrease was primarily due to a lower loan discount accretion in the second quarter of 2019, and higher than normal collection on nonaccrual loans in the prior year.

The net interest margin on a tax equivalent basis was 3.16% for the three months ended June 30th, 2019, compared to 3.28% for the same period in 2018, and 3.2% for the quarter ended March 31st, 2019. Excluding purchase accounting adjustments and the higher than normal collection on nonaccrual loans last year, the core net interest margin for the quarter ended June 30th, 2019, was 3.14%, compared to 3.12% for the same period in 2018, and 3.16% for the quarter ended March 31st, 2019.

Noninterest income was $30 million for the three months ended June 30th, 2019, compared to $28.4 million for the same period in 2018. Noninterest expense for the three months ended June 30th, 2019, was $80.8 million, compared to $83.6 million for the same period in 2018.

The efficiency ratio was 43.74% for the three months ended June 30th, 2019, compared to 43.95% for the same period in 2018, and 42.94% for the three months ended March 31st, 2019.

The bond portfolio metrics at 6/30/2019 showed a weighted average life of 3.64 years, an effective duration of 3.25, and projected annual cash flows of approximately $1.9 billion.

And with that, let me turn over the presentation to Tim Timanus for some detail on loans and credit — asset quality.

Tim Timanus: Thank you, Asylbek. Our nonperforming assets at quarter end June 30th, 2019, totaled $41.558 million or 39 basis points of loans and other real estate, compared to $40.883 million or 39 basis points at March 31st, 2019. This is an increase of $675,000 from March 31st, 2019.

The June 30th, 2019, nonperforming asset total was made up of $38.883 million in loans, $670,000 in repossessed assets, and $2,005,000 in other real estate. Of the $41.558 million in nonperforming assets, $16.595 million or 40% are energy credits, all of which are service company credits.

Since June 30th, 2019, $1.443 million in nonperforming assets have been sold.

Net charge-offs for the three months ended June 30th, 2019, were a negative $115,000 compared to net charge-offs of $1.049 million for the three months ended March 31st, 2019. $800,000 was added to the allowance for credit losses during the quarter ended June 30th, 2019, compared to $700,000 for the quarter ended March 31st, 2019.

The average monthly new loan production for the quarter ended June 30th, 2019, was $287 million, compared to $284 million for the quarter ended March 31st, 2019.

Loans outstanding at June 30th, 2019, were $10.587 billion compared to $10.414 billion at March 31st, 2019. The June 30th, 2019 loan total is made up of 38% fixed rate loans, 38% floating rate, and 24% variable rate.

I will now turn it over to Charlotte Rasche.

Charlotte Rasche: Thank you, Tim. Before we take questions, we wanted to provide you with a brief update on our pending merger with LegacyTexas. Last week, we filed the required regulatory applications with the FDIC and Texas Department of Banking, and we expect to file with the Federal Reserve in the next week or so.

We have also begun our operational integration efforts with the team at LegacyTexas. To date, we have had multiple meetings between the managers and key employees of various departments at both companies to discuss current processes, including deposit operations, loan operations, compliance, risk management, mortgage origination, and IT and information security. We are impressed with the LegacyTexas team members and look forward to working with them.

We expect to close the merger in the fourth quarter of 2019, although delays could occur.

At this time, we are prepared to answer your questions. Jake, can you please assist us with questions?

Questions and Answers

Operator: We will now begin the question-and-answer session. (Operator Instructions) Brady Gailey with KBW.

Brady Gailey: I know last quarter we talked about the net interest margin kind of being flat, if not up a little bit. We saw it slip a little bit this quarter. It looks like it’s from lower bond yields and some higher deposit costs.

As we look forward, and I know we’re now looking at a couple rate cuts and the yield curve is doing what it’s doing, how do you foresee the net interest margin trending?

David Zalman: This is David. Brady, again, the numbers I’m going to give you is really based on the bank as we are today. So a lot of this is going to change when Legacy and us merge together. But if you look, if you just took it and sliced it and looked at the bank the way we are today, I’ll give you three scenarios. With no changes or interest rates stay where they’re at, we still see a net interest margin that increases pretty significantly, more significantly in the 24- and 36-month timeframe. If you take another scenario and you look at, say interest rates go down 50 basis points, we see a slight dip of about two basis points in the 6- and 12-month categories, but increases back in the 24- and 36-month category. And if you looked at interest rates down 100%, you would see that we would have a net interest margin of about three basis points, maybe three or four. Again, this doesn’t count any increase in loans, loan to deposit ratio. But everything just staying exactly like it is, maybe three to four basis points.

So all-in-all not a real big change. Our best scenario, of course, is interest rates staying where they’re at or going up—that helps us the most. But even going down 50 basis points in the longer term, we’re still positive. But having said this, when you merge Legacy Bank and our bank together, you should see some pretty significant net interest margin increase.

Asylbek Osmonov: Yes, I will agree. This is Asylbek. I want to add on a little bit. If you look at for second half of the year, our loan or core loan yield is 5.04%. Right now we’re putting the new loans at about 5.5%. That will definitely help us on the margin aspect going forward. The wildcard would be, of course, deposits, which cost of deposits went up by three basis points, and that impacted our quarter. But what we saw this quarter, that the cost of deposits stabilizing a bit and we’re seeing them slow down in terms of the increases in cost of deposits compared to prior quarters. So that should help us going forward.

But like Mr. Zalman mentioned, based on the model, our NIM should improve.

David Zalman: And I think overall, I mean I think the pace that the rate that deposits increased over the past couple of quarters surprised everybody. I think we have seen a stabilization in those. And again, I think that two things working for us is when we put loans on, we’re getting a better yield than where they’re at right now, and when you’re putting securities on, our securities yield today is still only 2.36%. So if we’re reinvesting [them all] today, you’d probably be hitting closer 2.70%.

So we have some gains in both categories. I think that we’re probably better positioned than a lot of the other banks—it could be good or bad. I would say that we’re more balanced. If we were strictly a commercial portfolio with floating rate loans, we definitely would be impacted more. It looks like we have about 1/3, 1/3, and 1/3—1/3 fixed rates, 1/3 floating, [36-plus] variable.

So I mean I think we’re pretty balanced overall.

Asylbek Osmonov: Exactly. And then also, the net premium amortization for security was little bit higher this quarter versus Q1. I think Q1 was relatively low compared to historically. But I mean going forward, I would expect really same level in third quarter . . .

David Zalman: Yes. You saw a lot more refinancing this quarter with interest rates going down, and that’s just natural to expect, I think.

Brady Gailey: All right. That’s helpful. Then last quarter, we talked about delevering the bond book a little bit. It looks like the bond book continued to come down again in the second quarter.

Do you see that continuing to trend down? Or are we to the point where those balances should be roughly stable going forward?

David Zalman: Well, there’s two parts to that question. One, how much do your loans grow, because that’s where your money would come from, from your bond book? And then, how much do your deposits grow?

We’re historically and seasonally low in this quarter and the third quarter. Historically, our deposits grow 2% to 4%. They were less the last year. So there’s two things that are going on in that category. But I would say that if you had — if you look at it historically, you probably should still see both grow a little bit, I would think. I think you should see some growth in loans and you should still see the securities book grow also.

Asylbek Osmonov: That’s exactly correct, because we want to invest in loans if possible. But the decrease in the investments is in line with the decrease on the other borrowing, because the overnight rate is like 2.58% right now.

David Zalman: Right.

Asylbek Osmonov: So that’s the reason we’re running off little bit our bond portfolio, and that’s you see the decrease in both line items.

David Zalman: I don’t think it makes a lot of sense — we talked about this earlier — borrowing money at 2.5%.

Asylbek Osmonov: Exactly. Correct. And it helps our margin as well with that management of balance sheet.

Brady Gailey: All right. That’s helpful. And then just finally for me on the buyback. You repurchased a little over 1% of the company. If I look at the price per share, the $64.50, it looks like you repurchased it kind of late in the quarter, maybe even after the LegacyTexas deal was announced. But maybe just thoughts on future buybacks going forward in the back half of the year.

David Zalman: Yes, you’re exactly right. After we announced the Legacy deal, our stock took a dive, and we felt that it was under priced. And we jumped in really, and bought the maximum that we could buy almost every day until the day that we couldn’t buy because of our earnings announcement.

So we just felt that the price of the stock really should be more, and we jumped in. And if it happens again, we’ll do the same again. We like it. We have a lot of capital. And if the stock ever becomes disproportionate to where it should be, we’ll be back in again.

Brady Gailey: All right. Got it. Thanks, guys.

Operator: Jennifer Demba with SunTrust.

Jennifer Demba: Two questions. First, how does the new rate environment expectations now impact your accretion assumptions for the LegacyTexas transaction? And my second question is, what’s your appetite for more M&A over the near term? Thanks.

David Zalman: I’ll probably turn the first question, Jennifer, to Asylbek, because he’s done some calculations on what net interest margins should look like and how they may affect the NIM. I’ll take the second question with regard to appetite and more mergers.

Asylbek Osmonov: Yes. Regarding to accretion to Legacy, you’re right, with the rates decreasing, probably we’re not going to see much of a discount that we had in previous acquisition. That will definitely impact the accretion going forward.

But again, if you’re talking about SOP or credit discount as we’ve spoken I think previously, that under CECL, that the discount on the credit becomes the allowance, just starting January 1st. So going forward, we should not see any of those accretion income from the credit side of it. But with the rate environment slowing down or going down, I think the discount will be less than we’ve had previous acquisitions.

David Zalman: I think probably going a step further, I think Legacy on their own, with rates going down, would probably see a lower net interest margin. But again, we have such a great opportunity, because they have a chunk of money that’s more, I guess purchased money from Federal Home Loan Bank, one. But number two, they probably have $800 million or so in what we call CDs that are — what do you call those CDs that are —

Tim Timanus: Brokered.

David Zalman: — brokered CDs. I think that we can replace that money with our core deposit. Our core deposits, our cost is what right now, our total cost of —

Asylbek Osmonov: The cost of deposit is 62 basis points.

David Zalman: — 62 basis points, where their overall is over 1%. So overall, the combination of our two banks together is real beneficial, both because it increases our net interest margin, but it also helps them dramatically.

So then I’m going to move to the second part of the question about our appetite for more mergers and acquisitions. And I don’t want to scare anybody. But as I mentioned earlier, this is our first and foremost that we want to focus on, us and Legacy together, and make sure that everybody feels comfortable and that we’re going forward.

But as mentioned earlier, too, and I think that Kevin feels this way, the same that I do, we want to build a premier Texas bank. And so I think that we will look — we were looking at a couple of other transactions before we did the deal with the Legacy. It just seemed Legacy was the right deal to do at this particular time. But there’s still more stuff out there, and I think that you will see us back in the market again.

Jennifer Demba: Follow-up to the first question. So when you announced Legacy, you said you thought 2020 earnings accretion would be a little over 10%. So do you still feel that’s achievable with some offsets?

David Zalman: We do feel that it’s going to be achievable, and it’s only improving with the acquisition of the 800,000 shares that we bought already in stock, that helps our accretion as well, too. And that’s why we like going out — if you remember, too, really we wanted to really put about 25% cash down on the transaction. Legacy really only wanted us to give them about 10%. I think we settled somewhere in the 15% category of cash down.

So we do have excess money. And if we can buy in the market, the more we can buy in the market will only add to that accretion.

And I feel like the cost saves that we gave were really, they were real, but we always seem to do pretty good on that end, too.

Asylbek Osmonov: Yes, that I agree. And 10% accretion, 10-plus accretion, assuming the full savings. But in 2020, probably we’re going to realize 50% savings, and 2021 will be 100% savings.

David Zalman: You’re just saying by the time the integration happens.

Asylbek Osmonov: Yes, integration.

David Zalman: You’re just making a point that we won’t get 100% the first year.

Asylbek Osmonov: Yes, exactly. Just want it clear, that the 10% accretion not going to happen in 2020, but 2021.

Jennifer Demba: It’s not the full amount, right.

David Zalman: Right.

Jennifer Demba: Okay. Thank you.

Operator: Michael Rose with Raymond James.

Michael Rose: Just looking at the Legacy side this quarter, it looks like they had some negative migration this quarter. So I guess what I’m asking is, looks like some of those loans are going to be resolved, potentially, by the time the deal closes. So could we expect the credit mark to actually come down?

David Zalman: I would say no, because the loans that you’re seeing right now that have been reserved for or being charged off, were loans that we were — first of all, they might have identified them, but more so than that, we identified them also in our due diligence. And so those were all identified in the due diligence and those were marked appropriately.

I guess you could say it like this. I guess the mark would come down overall if they’re charged off. But from our perspective, it really hasn’t changed from what the original mark was.

But I guess I don’t know if I’m being very clear. But if they are charged off, yes, then your mark will be down, because it’s already been taken into consideration.

Tim Timanus: But I think the thing to emphasize is, in the overall — we haven’t seen anything and Legacy has not seen anything that would change the overall aggregate mark that we were talking about initially, so . . .

David Zalman: Right. I think that everything that we’re seeing right now and what we know that they have, I think they’re aware of and we’re aware of at the same time. There’s nothing that was unexpected in this.

Michael Rose: Understood. And maybe just one more question as it relates to them. They had a pretty nice bump in their mortgage warehouse this quarter. We’ve kind of seen that across the industry.

David what’s your view on that line of business? I know you guys haven’t historically been in it, but would love any thoughts on what you would expect to do with that business once the deal closes. Thanks.

David Zalman: Yes. I think as you get bigger, you take on different lines of business sometimes. I think that we’ve always been more conservative in nature. I think that Legacy is taking more risk than we have. I think that I think going forward, warehouse mortgage lending, Kevin feels very comfortable with it, and so we’re looking at it. And I think that it’s part of our, when we went into this deal, it’s part of something that we’re going to keep. I can’t tell you that we’re going to expand it from $1.5 billion to $2.5 billion or something like that. But where it’s at right now, we feel comfortable with it.

Michael Rose: Okay. Thanks for taking my questions.

Operator: (Operator Instructions) Matt Olney with Stephens.

Matt Olney: I want to circle back to the discussion around the margin. And I believe you said the new loan yields are coming on around 5.5%. Can you just clarify, is that the average rate of the new and renewed loan yields in 2Q? And has that changed at all over the last few quarters?

Asylbek Osmonov: So 5.5% that we mentioned, that’s what average we’re putting on our books. But if you look at past few quarters, I think Q1 was on average also 5.5%, has not changed significantly. But with the expected rate change, we’re not sure of how it’s going to impact. But right now what we see in our books, putting at 5.5%.

David Zalman: I would say this, Matt, too, that even when rates dropped extremely low, there was still kind of a base on what we were charging, especially on loans that we would fix rate for three and five years. I don’t know that we really ever dropped below 5% on a fixed rate.

Randy, you might have some comments.

Randy Hester: We were probably in the mid-4s, 4.5%, when rates were at their lowest.

David Zalman: At the lowest.

Randy Hester: But we’ve been above 5% for a while.

David Zalman: Yes. I mean, I think they’re probably — who knows what rates are going to be. I don’t want to forecast that. But as you say, I think that we’re well-positioned where we’re at, though, because we have a certain amount of fixed rates and a certain amount of variable rates, too.

Matt Olney: Right. And then on the liability side, deposit costs still look great, especially versus peers. But I was surprised to see incremental pressure on the CD cost. I think they were up 16 bps sequentially.

I’m trying to appreciate, is that pressure, is that incremental pressure in the metro markets that you guys serve? Or is this new and more emerging pressure in the rural markets that you’ve avoided for the most part over the last few years.

David Zalman: That’s probably because of me. I saw that — we really are just — our CDs . . .

When I started in banking or when the bank started, we probably had around a 30%, 35% ratio of CDs. And if we look today, we just have really dropped to what, 10% or 12%?

Tim Timanus: 12%.

David Zalman: — 12% of CDs. And we really felt like, okay, that’s enough. So again, we’re not leading the market. You didn’t see us go out and offer 2 1/2% or a 3% on a 1-year CD. But we did offer 2% on a 1-year. And that was to try to keep our existing customers, not to lose — not that we’re trying to go after the higher rate CDs. But we didn’t want to lose more from where we were. And I guess it was maintaining where we’re at, not going backwards more on the CDs.

Tim Timanus: Yes. And let me add to that a little bit, David. We’re seeing it across the board in all markets. I will say in the major metropolitan markets, we’re not seeing it from the very large banks. But it’s virtually all financial institutions, other than the very large ones. So we’re seeing it in the smaller markets. We’re seeing it in the larger markets, both. It’s just not coming from the Chases and the Bank of Americas and people like that.

David Zalman: No. I think that probably more regional and smaller banks more than anybody else, their loan to deposit ratios are just at a max of 100%, and they’re doing whatever it takes to get money into the bank, and paying very, very high rates.

Tim Timanus: That’s correct. I will say for a while we were seeing a fair amount of competition offering CD rates from one year going out, I guess to as long as five years, in the 2 1/2% to 3% range. Every now and then, one a little over 3%. We’re not seeing much at 3% any more, but 2 1/2% is commonplace. I see it every day. So it’s still out there.

David Zalman: But overall, I think that you could — I mean I’m making a statement like this. I don’t know that I can base it on stuff, except for Asylbek’s comments as well, that we do see somewhat of the pressure on rates stabilizing and maybe coming down. I mean, a year — a few months ago, like you said, Tim, he would see ads in the paper, full page, 3%-plus, and you’re not seeing that any more, I don’t think.

Tim Timanus: That’s correct. For a while, I was probably getting 10 to 20 emails a day from banking centers having problems with customers wanting to move money to some of these very high rates. That’s dropped down to maybe three or four or five a day. So it’s still there, but it’s not as prevalent as it was—that’s exactly correct.

Matt Olney: Okay. Thank you, guys.

Operator: John Arfstrom with RBC Capital Markets.

Jon Arfstrom: Question for maybe David or Tim, just on loan growth. You had a good, just big picture, good overall loan growth quarter.

But does this feel like a good pace of growth for you? Or would you call out anything as unusual in terms of the increase that you saw?

Tim Timanus: As of this moment in time, I wouldn’t say that there’s anything unusual. From what we can tell, things are stable. I don’t see any reason to expect any large swings. But we all get surprised in the business world, so there are no guarantees. But everything is still healthy in our markets. If there’s any softness, it’s typically in the office occupancies in Houston and Dallas, for example. But those are stable in terms of where they’ve been.

So I think it’s business as usual moving forward, for a while.

David Zalman: I mean, I think overall, when you look at consumers and businesses, everything looks pretty healthy. I was going to qualify it and say, when I looked at the first few days of the quarter, it looks like we were getting off to a slow start. However, when I looked last quarter, it started the same way—we actually were a slower start. We really came through at the end. So I don’t see a whole lot of change.

Asylbek Osmonov: The pipeline’s still good.

David Zalman: The pipeline’s still good, yes.

Tim Timanus: Pipeline is still good. And sometimes there’s a bit of seasonality in the summer when everybody’s on vacation it drops off. This past quarter was reasonably decent for us, so we didn’t see as much of a drop-off as we have in some years.

So as of this moment, there’s no reason to think it’s not going to be stable, and hopefully improving going forward.

Jon Arfstrom: Okay. Good. Thank you for that. And most of your loan categories look like they increased. But this is a small category in energy, but it looks like it was down a bit.

And I’m not necessarily asking about the growth there, but curious if you are seeing some opportunities and how you feel about the overall health of energy in general.

David Zalman: I don’t know that we’re seeing significant additional opportunities. I mean there certainly are some. I guess our take on energy is one of caution. I mean energy lending can be fine, but it is what it is. It’s cyclical, always has been—I’m sure it always will be. You just have to be careful and not get overly enthusiastic when things look like they’re improving a bit, because, before you know it, they’ll deteriorate a bit.

So we’re still in the energy business. We’re still making loans out there. I would anticipate that that portfolio would be stable for a while. I don’t see it declining significantly and I don’t see it growing significantly either.

Jon Arfstrom: Okay. Good. And then, David, or Asylbek, just in terms of the securities portfolio, you’ve talked about it a little bit. But the rate environment obviously changed a bit over the last quarter or two. I’m just curious if you’re thinking about doing anything different with the portfolio, or is it just the same methodical approach that you always take?

David Zalman: I would say the same methodical approach. If anything, we’re really reducing the bond portfolio and putting the money into bonds, really — I mean into loans, for the most part. And we really, with rates being lower the last month or so, we really haven’t — there hasn’t been any need to go out and try to borrow money at Federal Home Loan Bank or even pay higher rates for CDs or anything. So I think we’re just sticking with the same strategy.

Jon Arfstrom: Okay. Thank you.

Operator: This concludes our question-and-answer session. I would like to turn the conference back over to Charlotte Rasche. Please go ahead.

Charlotte Rasche: Thank you, Jake. Thank you, ladies and gentlemen, for taking the time to participate in our call today. We appreciate the support that we get for our company, and we will continue to work on building shareholder value.

Operator: The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Cautionary Notes on Forward Looking Statements

This communication contains statements which, to the extent they are not statements of historical fact, constitute “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. These forward-looking statements may include information about Prosperity’s and LegacyTexas’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and Prosperity’s or LegacyTexas’s future capital expenditures and dividends, future financial condition and changes therein, including changes in Prosperity’s and LegacyTexas’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for Prosperity’s or LegacyTexas’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on Prosperity’s or LegacyTexas’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of the proposed transaction, and statements about the assumptions underlying any such statement. The forward-looking statements are based on expectations and assumptions Prosperity and LegacyTexas currently believe to be valid. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of Prosperity, LegacyTexas or the combined company and could cause those results or performance to differ materially from those expressed in the forward-looking statements. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the merger agreement, the outcome of any legal proceedings that may be instituted against Prosperity or LegacyTexas, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) or shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors generally, or specifically in the Dallas/Fort Worth area where LegacyTexas does a majority of its business and Prosperity has a significant presence, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, Prosperity’s ability to complete the acquisition and integration of LegacyTexas successfully, and the dilution caused by Prosperity’s issuance of additional shares of its common stock in connection with the transaction. Each of Prosperity and LegacyTexas disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information on Prosperity, LegacyTexas and factors which could affect the forward-looking statements contained herein can be found in Prosperity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC, and in LegacyTexas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, its Quarterly Report on Form 10-Q for the three-month period ended March 31, 2019 and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of LegacyTexas into Prosperity, Prosperity will file with the SEC a registration statement on Form S-4 to register the shares of Prosperity Common Stock to be issued to the stockholders of LegacyTexas. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of LegacyTexas and Prosperity seeking their approval of the proposed transaction.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PROSPERITY, LEGACYTEXAS AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Prosperity will be available free of charge by directing a request by telephone or mail to Prosperity Bancshares, Inc., Prosperity Bank Plaza, 4295 San Felipe, Houston, Texas 77027 Attn: Investor Relations, (281) 269-7199 and documents filed with the SEC by LegacyTexas will be available free of charge by directing a request by telephone or mail to LegacyTexas Financial Group, Inc., 5851 Legacy Circle, Suite 1200, Plano, Texas 75024, (972) 578-5000.

Participants in the Solicitation

Prosperity, LegacyTexas and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Prosperity and stockholders of LegacyTexas in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about Prosperity and its directors and executive officers may be found in the definitive proxy statement of Prosperity relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 14, 2019, and other documents filed by Prosperity with the SEC. Additional information about LegacyTexas and its directors and executive officers may be found in the definitive proxy statement of LegacyTexas relating to its 2019 Annual Meeting of Stockholders filed with the SEC on April 12, 2019, and other documents filed by LegacyTexas with the SEC. These documents can be obtained free of charge from the sources described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.